October 14, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

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Re:	Axalta Coating Systems Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 24, 2014
File No. 333-198271

Dear Mr. Ingram:

On behalf of our client, Axalta Coating Systems Ltd., a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on August 20, 2014, as amended by Amendment No. 1 filed with the Commission on September 24, 2014 (“Amendment No. 1”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Michael F. Finn, the Company’s Senior Vice President and General Counsel, dated October 9, 2014, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format to each of Kamyar Daneshvar, Jeff Gordon, Jeanne Baker and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 14, 2014

Summary Historical and Pro Forma Financial Information, page 14

1.	We have reviewed your response to comment 9 in our letter dated September 16, 2014 and have the following additional comments.

•	Based on your revised disclosure, it appears that you use EBITDA and Adjusted EBITDA as a performance measure and not as a liquidity measure. As such, it appears you should (i) eliminate your first two bullets on page 18 as those bullets appear to relate to limitations of a liquidity measure, (ii) revise your third bullet point to eliminate your reference to principle debt payments, (iii) address the performance limitations related to your elimination of income taxes, and (iv) delete the reference to measures of liquidity from your statement on page 17 which states “these financial measures should not be considered as alternatives to operating income (loss), net income (loss), earning per share or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or as measures of liquidity.”; and

•	Please expand your disclosures to discuss the limitations of your non-GAAP measure Adjusted EBITDA. If you continue to believe your adjustment (l) is appropriate, as previously requested, please ensure your discussion of the limitations of Adjusted EBITDA addresses the fact that you have estimated the costs included in this adjustment.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 17, 18 and 20 in response to the Staff’s comment.

2.	We have reviewed your response to comment 10 in our letter dated September 16, 2014 and have the following comments.

•	Your revised disclosure indicates that you believe the allocated costs are not indicative of costs you would have incurred as a standalone company. You further indicate that these adjustments give pro forma effect to the difference between the Predecessor allocated costs and the estimated standalone costs. With reference to Article 11-02(c)(2)(i), please tell us the appropriateness of reflecting pro forma adjustments for periods prior to the most recent fiscal year. In addition, it is unclear how you are able to determine that these costs are factually supportable as required by Article 11-02(b)(6) of Regulation S-X; and

•	Your statement that the allocated costs are not indicative of costs you would have incurred as a standalone company appears to be more definitive than your language on page F-42 which states the Predecessor financial statements may not be indicative of the financial position, results of operations and cash flows if you had been a separate, standalone entity. In this regard, we note that SAB Topic 1.B.1 indicates that when practicable, you should disclose management’s estimate of what the expenses (other than income taxes and interest) would have been if the subsidiary had operated as an unaffiliated entity. Please advise, or revise your disclosures accordingly.

October 14, 2014

Response: The Company respectfully notes the Staff’s comment regarding the appropriateness, with reference to Article 11-02(c)(2)(i) of Regulation S-X, of the adjustment for the pro forma impact of estimated net standalone costs in the Predecessor years ended December 31, 2011 and 2012 and the Predecessor period January 1, 2013 through January 31, 2013. The Company does not view the disclosure of this information for earlier periods to be pro forma information as that term is used in Article 11 of Regulation S-X. Rather, the adjustment represents the difference between the allocation of certain costs of the predecessor’s parent company that they determined and the costs that the Company believes would be incurred if it operated as a standalone entity. Additionally, if viewed as pro forma information, the Company believes that, by analogy to the guidance included in the Division of Corporation Finance’s Financial Reporting Manual Section 9220.8, it can present this information for earlier periods. This guidance indicates that notwithstanding the normal prohibition of providing pro forma information for periods prior to the most recent fiscal year, the Staff will not object to the presentation of earlier periods in IPO situations in which the company did not have an obligation to provide such information in earlier periods. The information that is being presented for 2011 is the information that would have been presented had the Company filed the registration statement in 2012.

The Company believes that the presentation included in the Registration Statement is relevant to potential investors and facilitates meaningful comparability between the Predecessor and Successor periods. The relevant adjustments are consistent with those utilized by The Carlyle Group in connection with valuing the business in connection with the Acquisition and, the Company believes, by lenders and investors in connection with their evaluation of the Company as it relates to the Company’s Senior Secured Credit Facilities and Senior Notes. The Company also believes that these adjustments provide a more balanced view than the historical financial statements of the DPC business carved-out from DuPont.

The Company further respectfully advises the Staff that it believes such adjustments are supportable, in all material respects, based on its analysis of actual costs incurred subsequent to the Acquisition compared to the original estimates of the standalone costs. While the Company believes that these adjustments are supportable, appropriate and meaningful in the context of the presentation of summary financial information on page 19, the Company does not believe the underlying support meets the “factually supportable” threshold as required by Article 11-02(b)(6) of Regulation S-X to be included as an adjustment within the Article 11 pro forma financial statements, and therefore has not included these adjustments in the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.

The Company has added the following language to note (l) on page 20 in order to clarify that the net adjustment for corporate standalone costs is presented for additional information and analysis only and is not intended to represent a pro forma adjustment in compliance with Article 11 of Regulation S-X.

October 14, 2014

“This estimate is provided for additional information and analysis only, as we believe that it facilitates enhanced comparability between Predecessor and Successor periods. It represents the difference between the costs that were allocated to our predecessor by its parent and the costs that we believe would be incurred if it operated as a standalone entity. This estimate is not intended to represent a pro forma adjustment presented within the guidance of Article 11 of Regulation S-X.”

The Company has also indicated elsewhere in this footnote that these standalone costs are estimated.

In response to the Staff’s comment regarding the disclosure on page F-42, which states that the Predecessor financial statements may not be indicative of the financial position, results of operations and cash flows if the Company had been a separate, standalone entity, the Company respectfully advises the Staff that it does not believe that it would be appropriate to include the amounts discussed above in the audited financial statements for two reasons:

•	First, the fact pattern addressed by SAB Topic 1.B.1 is that for a parent–subsidiary relationship where the parent company has all available historical financial information available to it in order to present management’s estimate of what expenses would have been in its financial statements had the subsidiary operated as an unaffiliated entity. The financial disclosure on page F-42 is presented on a Predecessor–Successor relationship and therefore the Company believes it to be inappropriate for Successor management to disclose what the Predecessor management’s estimates of standalone company expenses would have been had it operated as a standalone entity in the Predecessor financial statements. Additionally, the Company’s view of the costs that would be incurred as a standalone entity is not necessarily the same as that of the management of the parent of its predecessor given the carve-out basis of the financial statements.

•	Second, while the Company applied a logical and appropriate methodology to determine the amount of the standalone costs that are disclosed, it is nevertheless an estimate. The Company does not believe this information can be determined with sufficient precession to be included in the audited financial statements. As indicated above, the Company does not believe it is sufficiently supportable to include in the pro forma information and therefore it would not be appropriate to provide such disclosure in the audited financial statements.

However, the Company believes this information is relevant and useful to investors. Accordingly, elsewhere in the prospectus the Company has provided its estimate of Predecessor standalone costs for the years ended December 31, 2011 and 2012 and for the period from January 1, 2013 to January 31, 2013 for additional information and analysis only for enhanced comparability between Predecessor and Successor periods.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 54

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 59

3.	We have reviewed your response to comment 13 in our letter dated September 16, 2014. We note that, because the amount of proceeds is unknown, you have not provided additional pro forma information to reflect any anticipated repayment of debt as such repayment is not probable. Please confirm that once the amount of proceeds is known, you will reflect the repayment of debt from the use of proceeds in accordance with Rule 11-01(a)(8) of Regulation S-X.

October 14, 2014

Response: The Company respectfully notes the Staff’s comment and confirms that once the amount of proceeds is known, the Company will reflect the repayment of debt from the use of proceeds in accordance with Rule 11-01(a)(8) of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 70

4.	We have reviewed your response to comments 14 and 18 in our letter dated September 16, 2014. It appears that you have made minor revisions to only a few of the line items, such as net sales for the pro forma year ended December 31, 2013 as compared to net sales for the Predecessor year ended December 31, 2012. As we previously requested, please significantly expand your discussion of your consolidated results of operations, on both a historical and pro forma basis, as well as your selected segment information to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Quantify how much of the change in net sales on both a historical and pro forma basis, from period-to-period, was due to changes in volumes sold and changes in selling prices; and

•	Quantify the business reasons for the changes between periods in the significant line items of your statements of operations on both a historical and pro forma basis. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.

See Item 303(a)(3) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 71 through 88 in response to the Staff’s comment.

5.	We have reviewed your response to comment 16 in our letter dated September 16, 2014. It appears that you have made minor revisions to only a few of the line items discussed within Management’s Discussion and Analysis. As we previously requested, please fully expand your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations. If foreign currency translations did not impact certain revenue or expense line items, please state this fact in your disclosure.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 71 through 88 in response to the Staff’s comment.

Selected Segment Information, page 81

October 14, 2014

6.	We note your response to comment 18 in our letter dated September 16, 2014. It remains unclear as to the appropriateness of including the add-back of corporate allocations from DuPont to DPC net of your estimated stand-alone costs for the Segment Adjusted EBITDA information for the pro forma six months ended June 30, 2013. In this regard, we note this adjustment is not reflected in your pro forma financial statements prepared in accordance with Article 11 of Regulation S-X and it is not an adjustment to Segment Adjusted EBITDA as presented in your historical financial statements as the primary measure of segment operating performance. Please address this comment as it relates to the Segment Adjusted EBITDA information for the year ended December 31, 2013 as presented on page 83. Please advise or revise accordingly.

Response: The Company respectfully notes the Staff’s comment and, as noted in the Company’s response to Comment 2 above, advises the Staff that it does not view the disclosure of this information for six months ended June 30, 2013, as well as earlier periods, to be pro forma information as that term is used in Article 11 of Regulation S-X. Rather, as explained above, the adjustment represents the difference between the allocation of certain costs of the predecessor’s parent company that they determined and the estimated costs that the Company believes would be incurred if it operated as a standalone entity. It would not be appropriate for the Company to allocate such costs that it estimated for the historical financial statements of its predecessor in presenting segment information. The Company respectfully advises the Staff that it believes that such presentation is relevant to potential investors and facilitates meaningful comparability between the Predecessor and Successor periods for its segment performance measure. The add-back of corporate allocations, net of its estimated stand-alone costs is consistent with those utilized by The Carlyle Group in connection with valuing the business in connection with the Acquisition and, the Company believes, by lenders and investors in connection with their evaluation of the Company as it relates to the Company’s Senior Secured Credit Facilities and Senior Notes. The Company also believes that these adjustments provide a more balanced view than the DPC business carved-out from DuPont.

Financial Statements for the Year Ended December 31, 2013

7.	We have reviewed your response to comment 38 in our letter dated September 16, 2014. We note that you generated $208.5 million of taxable income in jurisdictions where the statutory tax rate is below the statutory tax rate in the United States. It appears that your subsidiaries located in Canada, China, Luxembourg and Venezuela comprised $126.6 million of this $208.5 million of taxable income and had a 25.7% weighted average effective tax rate. Please tell us which countries comprised the remainder of the $208.5 million of taxable income and clarify whether those countries have very low tax rates.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that $126.6 million represents pre-tax income under U.S. GAAP for Canada, China, Luxembourg and Venezuela. The taxable income for these four countries is $112.8 million.

October 14, 2014

The Company further respectfully advises the Staff that it earned the remaining $95.7 million of taxable income in 24 different countries in addition to Canada, China, Luxembourg and Venezuela. The statutory tax rates in these 24 countries are listed below:

Country	Statutory Rate
Argentina	35.00%
Australia	30.00%
Austria	25.00%
Brazil	34.00%
Colombia	34.00%
Denmark	25.00%
Ecuador	22.00%
France	33.33%
Indonesia	25.00%
Italy	31.40%
Korea	22.00%
Malaysia	25.00%
Morocco*	0.00%
Mexico	30.00%
Netherlands	25.00%
Norway	27.00%
Poland	19.00%
Portugal	25.00%
Russia	20.00%
Singapore	17.00%
South Africa	28.00%
Spain	30.00%
Sweden	22.00%
Switzerland**	7.83 – 24.06%

*	Operating in a free trade zone, taxable income is $2.2 million
**	Operating in three different local jurisdictions (Cantons), combined taxable income is $1.3 million.

(25) Segments, page F-85

8.	You currently present segment information for the period from January 1, 2011 through January 31, 2011 on page F-86. Please clarify, and revise if necessary, whether this segment information is actually for the year ended December 31, 2011.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-89 in response to the Staff’s comment to clarify that the segment information presented is for the year ended December 31, 2011.

9.	We have reviewed your response to comment 40 in our letter dated September 16, 2014. Regarding the Refinish and Industrial end-markets for Performance Coatings and the Light Vehicle and Commercial Vehicle end-markets for Transportation Coatings, please tell us what consideration you gave to providing in the notes to your financial statements the disclosures required by FASB ASC 280-10-50-40.

October 14, 2014

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it considered the disclosure requirements of ASC 280-10-50-40. In order to determine whether groups of products are similar the Company further considered, by analogy, the aggregation criteria of ASC 280-10-50-11. Criteria used in the Company’s analysis included, but was not limited to, the nature of its products, the nature of its production processes, the type or class of customer for its products and the methods used to distribute its products.

Based on this analysis, the Company initially concluded that revenue by product type was equivalent to its reporting segment net sales. However, in response the Staff’s comment, the Company has revised its segment disclosure on pages F-32 and F-91 to include net sales by similar product type for each reporting segment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Charles W. Shaver of Axalta Coating Systems Ltd.

Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Kamyar Daneshvar

Jay Ingram

Jeff Gordon

Jeanne Baker